UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630 - 1177 West Hastings Street
Vancouver, BC, V6E 2K3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Change of Auditor dated January 20, 2026.

99.2	Letter from Deloitte LLP, in its capacity as former auditor, dated January 20, 2026

99.3	Letter from Pricewaterhousecoopers LLP, in its capacity as successor auditor, dated January 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 21, 2026

Fury Gold Mines Limited

/s/ Phil van Staden________________________
Phil van Staden
Chief Financial Officer